Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE     NASDAQ: CRME   TSX: COM
CARDIOME PHARMA CORP. ANNOUNCES PUBLIC OFFERING OF 8,000,000 COMMON SHARES FOR GROSS PROCEEDS OF US$84 MILLION
Vancouver, Canada, January 18, 2007 — Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the pricing of its public offering of 8,000,000 common shares in the United States and Canada at a price of US$10.50 per share. Net proceeds from the offering are expected to be approximately US$78 million. The corporation has granted the underwriters an option to purchase up to an additional 1,200,000 common shares at the offering price during the period ending 30 days from the closing of the offering to cover over-allotments, if any. If the over-allotment is exercised in full, net proceeds from the offering will be approximately US$90 million.
Bear, Stearns & Co. Inc. acted as book-running manager, CIBC World Markets Inc. acted as co-lead manager and Canaccord Adams Inc. and Leerink Swann & Company acted as co-managers for the offering. Raymond James Ltd., Orion Securities Inc. and Sprott Securities Inc. were also part of the underwriting syndicate.
The offering is expected to close on or about January 23, 2007, subject to customary conditions.
Copies of the final prospectus supplement may be obtained from Bear, Stearns & Co. Inc., Attention: Prospectus Department, 383 Madison Avenue, New York, New York, U.S.A. 10179, (631) 274-8321.
This press release will not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of the securities in any state or province in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or province.
About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.
Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.
Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.
Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).
For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com
Forward-Looking Statement Disclaimer
The statements in this press release relating to the proposed public offering include certain forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based on the corporation’s current expectations but they involve a number of risks and uncertainties. The timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation, capital markets conditions and other risks detailed in our filings with the Securities and Exchange Commission available at http://www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements made herein speak only as of the date of this press release and the corporation undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.